April 6, 2007

Mail Stop 4561

Mr. Paul F. Walsh
Chief Executive Officer
eFunds Corporation
Gainey Center II
8501 N. Scottsdale Road, Suite 300
Scottsdale, AZ 85253

> **Re: eFunds Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 2/28/07**
> **File No. 1-31951**

Dear Mr. Walsh:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 18

Non-GAAP Financial Measures, page 19

1.   Please explain your basis for excluding stock option expense from income from operations when calculating return on invested capital and return on assets.

Specifically, disclose to us and in future filings the economic substance behind your decision to exclude stock option expense and how this adjustment results in a non-GAAP financial measure that is useful to investors. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

2.   Please explain your basis for including the implied interest and net present value of future obligations to historical income from operations and assets to calculate return on invested capital. It is unclear why increasing historical income and assets by a projection of future interest and obligation value, respectively, is relevant or useful to investors. Also, non-GAAP financial measures generally exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. For reference see FR-65 and Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures.

3.   Please tell us your basis for each of the adjustments made to average total assets when calculating return on invested capital. For each adjustment, explain to us the economic substance behind your decision to adjust for the measure, the material limitations associated with the resulting non-GAAP measure as compared to calculating the ratio using a GAAP measure, the manner in which you compensate for these limitations and the substantive reasons why you believe the adjustments provide the basis for a performance ratio that is useful to investors.

4.   It appears that ROA is also a non-GAAP measure because you have excluded stock option expense from the numerator. To the extent that ROA is presented in future filings, please also include a statement disclosing the reasons why you believe that presentation of the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and a statement disclosing the additional purposes, if any, for which you use the non-GAAP measure. Refer to Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements, page 48

Note 2 – Summary of Significant Accounting Policies, page 48

Cash and cash equivalents, page 49

5.   Tell us how you determined that the in-transit cash balances due the Company at December 31, 2006 should be recorded as cash and cash equivalents.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief